Mail Stop 3561

April 18, 2007

Dr. L.S. Smith
Chief Executive Officer
DGSE Companies, Inc.
2817 Forest Lane
Dallas, TX 75234

> **Re:** **DGSE Companies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 9, 2007**
> **File No. 333-140890**

Dear Mr. Smith:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Support Agreements, page 69

1. We note your response to prior comment 7 of our comment letter dated March 28, 2007 where you indicate that four of the individuals that have signed the Support Agreement are "sophisticated" and are "key employees of a company under common control with SIBL." As indicated in Section VIII.A.9 of the Current Issues Outline (November 14, 2000), we have raised concerns about extending lock-up arrangements to persons who are not key executives or "blocking" shareholders of the target company. Your description of these four individuals leads us to believe that they do

not fall into either of these categories. Please elaborate upon your discussion to explain exactly what role these individuals play at the "company under common control with SIBL" and how this role relates to Superior. Further, please tell us what role, if any, these individuals have played with respect to the proposed merger with DGSE.

Superior Proposal No.2 – Appointment and Constitution of Stanford International Bank Ltd. as Stockholder Agent under the Merger Agreement and Escrow Agreement, page 85

2. We note your response and related revisions to prior comment 8 in the comment letter dated March 28, 2007. It does not appear that you have addressed, either in your response or in your revisions, the second part of our comment asking you to explain what rights, if any, stockholders will cease to be able to exercise of their own accord as a result of the appointment of a stockholder agent under the Merger Agreement or Escrow Agreement.

Annex A

3. We note your response and related revisions to our prior comment 4 in the comment letter dated March 28, 2007, including the suggested language you provide in the correspondence to us dated April 2, 2007. In your discussions with Kurt Murao relating to the suggested language, we asked that you remove the sentence that begins "Some of the intervening changes…". While it would appear that this language was removed in the paragraph you inserted on page 62, it was not removed here. Please revise this discussion to remove this sentence or tell us why you believe it is necessary.

*****

As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andreas F. Pour, Esq.
      Sheppard, Mullin Richter & Hampton LLP
      Fax: (858) 509-3691